SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G58 08F 102

(CUSIP Number)

Cafoong Limited

Cheng Chung Hing, Ricky

Cheng Tai Po

c/o Man Sang International (B.V.I.) Limited

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(852) 2317 9888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this

Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Cafoong Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,437,501(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,437,501(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,501(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Cafoong Limited owns directly 1,697,344 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer held by certain British Virgin Islands companies of which Cafoong Limited holds all of the issued and outstanding shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding ordinary shares and are directors of Cafoong Limited, they may be deemed to be the beneficial owners and to share the voting and dispositive power of 3,437,501 Ordinary Shares of the Issuer held by Cafoong Limited.
(2)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated February 26, 2010 and filed with the Securities and Exchange Commission (“SEC”) on March 1, 2010 (the “February Form 6-K”), plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated March 23, 2010 and filed with the SEC on March 24, 2010 (the “March Form 6-K”).

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,775,605(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 40,775,605(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,775,605(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Cafoong Limited owns directly 1,697,344 Ordinary Shares of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer held by certain British Virgin Islands companies of which Cafoong Limited holds all of the issued and outstanding shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding ordinary shares and are directors of Cafoong Limited, they may be deemed to be the beneficial owners and to share the voting and dispositive power of 3,437,501 Ordinary Shares of the Issuer held by Cafoong Limited.

(2)	Kind United Holdings Limited holds directly 37,338,104 Ordinary Shares of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(3)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the February Form 6-K, plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the March Form 6-K.

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Cheng Tai Po
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,437,501(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,437,501(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,501(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Cafoong Limited owns directly 1,697,344 Ordinary Shares of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer held by certain British Virgin Islands companies of which Cafoong Limited holds all of the issued and outstanding shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding ordinary shares and are directors of Cafoong Limited, they may be deemed to be the beneficial owners and to share the voting and dispositive power of 3,437,501 Ordinary Shares of the Issuer held by Cafoong Limited.

(2)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the February Form 6-K, plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the March Form 6-K.

All information in this Amendment No. 3 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 3 to Schedule 13D is filed by Cafoong Limited, Cheng Chung Hing, Ricky, and Cheng Tai Po pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 to the Schedule 13D amends and supplements the Schedule 13D and the Amendment No. 1 and Amendment No. 2, as filed jointly by Cafoong Limited and Cheng Chung Hing, Ricky, with the Securities and Exchange Commission on June 30, 1997, December 2, 2005 and September 13, 2007, respectively, as follows:

ITEM 1.	Security and Issuer.

Item 1 is amended and restated in its entirety to read as follows:

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of Man Sang International (B.V.I.) Limited, a British Virgin Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

ITEM 2.	Identity and Background.

Item 2 is amended and restated in its entirety to read as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Cafoong Limited, a British Virgin Islands company (“Cafoong”), Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po (together with Cafoong and Mr. Cheng Chung Hing, Ricky, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1)under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Cafoong

Cafoong is a British Virgin Islands company whose sole business is to hold ordinary shares and preferred shares, par value US$0.001 per share, of the Issuer. The address of the principal business and principal offices of Cafoong is Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Cafoong is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Cheng Chung Hing, Ricky

The principal occupation of Mr. Cheng Chung Hing, Ricky, is the Chairman of the Board and President of the Issuer. The business address of Mr. Cheng Chung Hing, Ricky, is c/o Man Sang International (B.V.I.) Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Cheng Chung Hing, Ricky, is a Hong Kong permanent resident. Mr. Cheng Chung Hing, Ricky, holds 60% of all of the issued and outstanding share capital of Cafoong. Mr. Cheng Chung Hing, Ricky, is also a member of the board of directors of Kind United Holdings Limited (“Kind United”) and owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Kind United. Kind United holds directly 37,338,104 Ordinary Shares of the Issuer.

Mr. Cheng Tai Po

The principal occupation of Mr. Cheng Tai Po is the Vice Chairman of the Board of the Issuer. The business address of Mr. Cheng Tai Po is Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Cheng Tai Po is a Hong Kong permanent resident. Mr. Cheng Tai Po holds 40% of all of the issued and outstanding share capital of Cafoong.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety to read as follows:

On June 20, 1997, Cafoong acquired all of the issued and outstanding capital stock of certain 11 British Virgin Islands companies (the “Sellers”). The Sellers previously held, in aggregate, 1,392,125 shares of Common Stock of Man Sang Holdings, Inc., a United States domestic issuer incorporated in the State of Nevada (“MSHI”) whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). Mr. Cheng Chung Hing, Ricky, owns 60% of all issued and outstanding capital stock of Cafoong and is a director of Cafoong. Mr. Cheng Tai Po owns 40% of all issued and outstanding capital stock of Cafoong and is a director of Cafoong.

On January 8, 1996, the shareholders of the Issuer and MSHI effected a share exchange (the “Exchange”), pursuant to which the shareholders of the Issuer surrendered their capital stock of the Issuer in exchange for shares of Common Stock and if applicable, shares of Series A Preferred Stock of MSHI. In connection with the Exchange, Cafoong received 5,431,500 shares of Common Stock and 100,000 shares of Series A Preferred Stock, representing approximately 45.3% and 100%, respectively, of the issued and outstanding Common Stock and Series A Preferred Stock of MSHI. The Sellers received, in aggregate, 5,568,500 shares of Common Stock of MSHI. As Series A Preferred Stock entitles the holder thereof to a one-third voting control, Cafoong acquired the controlling interest in MSHI. Upon the Exchange, the Issuer and its operating subsidiaries became direct and indirect subsidiaries of MSHI. The acquisition of shares of Common Stock and Series A Preferred Stock was not required to be reported, as neither Common Stock nor Series A Preferred Stock was then registered under Section 12 of the Securities Exchange Act of 1934, as amended, or otherwise within the specifications under Rule13d-1(d) promulgated under that Act. Subsequent to the Exchange, MSHI effected a 1-for-4 reverse stock split of its Common Stock.

On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidate and dissolve, whereby MSHI was effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, the Issuer became the successor-in-interest of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From January 8, 1996 through the completion of the dissolution and liquidation of MSHI on August 25, 2009, the Issuer was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, the Issuer became the listed holding company of its consolidated subsidiaries, including MSHI and its consolidated subsidiaries.

ITEM 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety to read as follows:

The Ordinary Shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons may from time to time acquire additional Ordinary Shares of the Issuer in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, to the Issuer’s business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Ordinary Shares of the Issuer in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.	Interest in Securities of the Issuer.

Subsections (a), (b) and (c) of Item 5 are amended and restated in their entirety to read as follows

(a) As of the date hereof, Cafoong Limited owns directly 1,697,344 Ordinary Shares of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer by virtue of holding all issued and outstanding shares of the Sellers, which own such Ordinary Shares of the Issuer. As a result, Cafoong Limited may be deemed to own beneficially a total of 3,437,501 Ordinary Shares of the Issuer, representing approximately 5.4% of all of the issued and outstanding Ordinary Shares of the Issuer. As of the date hereof, Cafoong Limited also owns directly 100,000 non-convertible preferred shares, par value US$0.001 per share, of the Issuer

Mr. Cheng Chung Hing, Ricky, is the Chairman of the Board of Cafoong Limited and a direct holder of 60% of all of the issued and outstanding capital stock of Cafoong Limited, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Cafoong Limited. Mr. Cheng Chung Hing, Ricky, is also a member of the board of directors of Kind United and owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United. Kind United holds directly 37,338,104 Ordinary Shares of the Issuer.

Mr. Cheng Tai Po is a member of the board of directors of Cafoong Limited and a direct holder of 40% of all of the issued and outstanding capital stock of Cafoong Limited, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Cafoong Limited.

(b) Cafoong Limited:

(1) Sole Voting Power: 3,437,501

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 3,437,501

(4) Shared Dispositive Power: 0

Cheng Chung Hing, Ricky:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 40,775,605

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 40,775,605

Cheng Tai Po:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,437,501

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,437,501

(c) Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2010, by and among the Issuer, China Metro-Rural Exchange, a British Virgin Islands company (“China Metro”), Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of the Issuer (“Creative Gains”), and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, on March 22, 2010, Creative Gains was merged with and into China Metro, the separate company existence of Creative Gains ceased and China Metro became a wholly owned subsidiary of MSBVI (the “Merger”). As of immediately prior to the effective time of the Merger, Kind United held 65 ordinary shares of China Metro (representing 65% of all of the issued and outstanding ordinary shares of China Metro). Upon the effective time of the Merger, each outstanding ordinary share of China Metro was converted into the right to receive the number of the Issuer’s Ordinary Shares equal to 57,443,238 divided by the total number of ordinary shares of China Metro outstanding as of immediately prior to the Merger, rounded down to the nearest whole share after combining any fractional interests of such holder into as many whole shares as is possible. Cash was paid for fractional shares. Accordingly, upon the effective time of the Merger, the ordinary shares of China Metro held by Kind United were converted into an aggregate of 37,338,104 Ordinary Shares of the Issuer. Mr. Cheng Chung Hing, Ricky, is a member of the board of directors of Kind United and owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated March 24, 2010, between Cafoong Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010	CAFOONG LIMITED

/s/ Cheng Chung Hing, Ricky
Name: Cheng Chung Hing, Ricky
Title: Chairman

Dated: March 24, 2010	CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

Dated: March 24, 2010	CHENG TAI PO

/s/ Cheng Tai Po